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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50330

East Penn Financial Corporation
(Exact name of registrant as specified in its charter)

22 South 2nd Street, P.O. Box 869, Emmaus, Pennsylvania 18049
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Common Stock ($0.625 par value)
(Title of each class of securities covered by this Form)

- None -
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: None.

     Pursuant to the requirements of the Securities Exchange Act of 1934 East Penn Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 19, 2007	By:	/s/ George S. Rapp
George S. Rapp, EVP and CFO
Harleysville National Corporation, sole member
HNC-EPF, LLC, successor by merger to
East Penn Financial Corporation

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counselor by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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